KIMBERLEY R. ANDERSON
(206) 903-8803 FAX
(206) 260-8917
anderson.kimberley@dorsey.com

February 18, 2011

United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C.
Attention:       Mr. David L. Orlic

Re:	Continental Minerals Corporation Jinchuan Group Ltd. Schedule 13E-3 File No. 005-37745

Mr. Orlic:

On behalf of Jinchuan Group Ltd. (“Jinchuan” or the “Acquiror”), this letter responds to comments received during a telephone conversation on February 15, 2011 between you, the undersigned (U.S. counsel) and James Chen of Blake, Cassels & Graydon LLP, Canadian securities counsel to Jinchuan and JinQing Mining Investment Limited (“JinQing”). The comments were received in connection with the Schedule 13E-3 filed on February 11, 2011 with the Securities and Exchange Commission (the “SEC”) by Continental Minerals Corporation (the “Company”), a company organized under the laws of British Columbia, Canada, Jinchuan, a company organized under the laws of China, and Jinchuan’s recently incorporated acquisition subsidiary, JinQing, a company organized under the laws of British Columbia, Canada (collectively, the “Filing Persons”). The Filing Persons are involved in a statutory plan of arrangement under British Columbia corporate law (the “Arrangement”) pursuant to which Jinchuan will, through JinQing, acquire all of the outstanding common shares of the Company (the “Common Shares”) not already owned, directly or indirectly, by Jinchuan, and the Company will become a wholly-owned subsidiary of Jinchuan.

For your convenience, a summary of the principle comment we understood you to have made is included below followed by Jinchuan’s response.

SEC Comment

Please provide additional details supporting the Filing Persons’ request to withdraw the Schedule 13E-3 on the basis that Jinchuan is not an “affiliate” of the Company within the meaning of Rule 13e-3(a)(1), and the Arrangement does not constitute a “Rule 13e-3 Transaction” within the meaning of Rule 13e-3(a)(3).

Response

The Filing Persons respectfully advise the staff (the “Staff”) of the SEC that following careful further deliberation, they have determined that Rule 13e-3 does not apply to the Arrangement because the Arrangement does not constitute a “Rule 13e-3 transaction” within the meaning of Rule 13e-3(a)(3). The Arrangement does not constitute a “Rule 13e-3 transaction” because the Acquiror is not, and has not been at any time during the period when the parties negotiated the Arrangement, an “affiliate” of the Company within the meaning of Rule 13e-3(a)(1). More specifically, the Acquiror has never “controlled” the Company in any manner.

February 18, 2011

The Filing Persons caused the Schedule 13E-3 to be filed out of an abundance of caution on the understanding that beneficial ownership of ten percent or more of an issuer’s voting securities gives rise to a presumption that the holder is an affiliate of the issuer. However, the Acquiror did not undertake any detailed analysis as to whether or not it is, in fact, an affiliate of the Company prior to the filing of the Schedule 13E-3 as it did not have the benefit of the advice of U.S. counsel at that time (as Dorsey &Whitney LLP was appointed subsequent to such filing).

While the Company and Jinchaun signed a framework agreement in 2007 (the “2007 Framework Agreement”) which involved Jinchuan’s purchase of 13.9% of the Company and outlined the parties’ respective intentions to enter into two more agreements (engineering support and financial support) to further the development of the Company’s only asset, the Xietongmen polymetallic project in Tibet (“Xietongmen Project”), the latter two agreements were never concluded because the parties’ views on the Xietongmen Project diverged over time. As a result of the failure to enter into the additional agreements, the Company sought another strategic Chinese partner to help with the development of the Xietongmen Project, namely Zijin Mining Group Co., Ltd. (“Zijin”). In October 2009, Zijin purchased 21,121,495 common shares of the Company, resulting in Zijin becoming the Company’s largest holder with 12.7% of the outstanding common shares. The investment by Zijin was made over the objection of Jinchuan and resulted in Jinchuan’s percentage holdings being reduced to 10.9%.

The decision of the Company’s board of directors to recommend to the shareholders that they vote to sell the Company to the Acquiror was made following a strategic review process conducted over a 17-month period. The strategic review process was supervised by a special committee comprised of independent directors with no connections to, or influence by, the Acquiror or Zijin. The special committee retained separate counsel and financial advisors when it canvassed the market of potential suitors. This auction process is outlined in the management information circular sent to the Company’s securityholders and filed as an exhibit to the Schedule 13E-3 (the “Management Information Circular”). The Company considered an expression of interest from Zijin before concluding that it was not capable of being completed and proceeding with further negotiations with the Acquiror. Extensive negotiations occurred between the Company and Jinchuan during this strategic review process, and the Arrangement was negotiated on an arm's length basis without participation from Jinchuan's nominee on the Company's board of directors.

As discussed in more detail below, we respectfully advise the Staff that the Acquiror believes that it does not have, and has never had, the power to direct or cause the direction of the management and policies of the Company and, therefore, does not and has never “controlled” the Company within the meaning of Rule 13e-3 and Rule 12b-2. Accordingly, the Acquiror should not be deemed to be an “affiliate” of the Company within the meaning of Rule 13e-3. Therefore, we submit that the Arrangement is not the type of transaction that Rule 13e-3 was intended to regulate, and request that the Filing Persons be permitted to withdraw the Schedule 13E-3.

February 18, 2011

Based on the circumstances, the board of directors of the Company has resolved to delay the securityholder vote on the Arrangement until Staff considers the matter and either allows the Schedule 13E-3 to be withdrawn or otherwise until Staff completes its review. The initial adjournment is being announced today and will extend until February 28, 2011.

Rule 13e-3 does not apply to the Arrangement because the Arrangement does not constitute a “Rule 13e-3 transaction.”

The SEC’s interpretive release relating to Rule 13e-3 (Release No. 34-17719, April 13, 1981, Interpretive Release Relating to Going Private Transactions Under Rule 13e-3) (the “Interpretive Release”) notes that a “Rule 13e-3 transaction” has three elements: “(1) an issuer or an affiliate of the issuer; (2) engaging in one or more of certain specified transactions; (3) having a purpose or reasonable likelihood of resulting in one or more specified effects.”

Because no “affiliates” of the Company are parties to or otherwise engaged in the Arrangement ( i.e., the first of the three elements described in the Interpretive Release), we similarly submit that the Arrangement does not constitute a “Rule 13e-3 transaction” within the meaning of Rule 13e-3(a)(3).

The Acquiror is not an “affiliate” of the Company.

Following careful consideration of the facts and circumstances summarized herein and relevant Staff guidance (including the Current Issues and Rulemaking Projects Outline, dated November 14, 2000, as now set forth in the Compliance and Disclosure Interpretations: Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 dated January 26, 2009, wherein the Staff noted that, for purposes of Rule 13e-3, “control” has the meaning set forth in Exchange Act Rule 12b-2), the Filing Persons have determined that the Acquiror is not, and has not been at any time during the period when the parties negotiated the Arrangement, an “affiliate” of the Company and, therefore, its participation in the Arrangement would not have the effect of causing the Arrangement to constitute a “Rule 13e-3 transaction.”

We respectfully advise the Staff of the following additional background facts in support of the Filing Persons’ joint position:

No Acquiror Control Over the Company Board of Directors

Pursuant to the 2007 Framework Agreement, Jinchuan agreed, among other things, to purchase 10,000,000 units (the "Units") of the Company, at a price of $1.80 per Unit, for gross proceeds to the Company of $18,000,000. Each Unit consisted of one Common Share and 0.8 Common Share purchase warrant. In November 2007, Jinchuan exercised these warrants in their entirety at a price of $2.25 per share for aggregate proceeds to the Company of $18 million.

February 18, 2011

At present, the 18,000,000 Common Shares held by Jinchuan represent about 10.9% of the Company’s issued and outstanding Common Shares.

In connection with Jinchuan’s equity investment, the Company agreed to appoint a Jinchuan nominee to the Company’s board of directors. Currently, the Company has eleven (11) directors. Accordingly, Jinchuan’s lone nominee on the Company’s board of directors has little to no influence with respect to the Company’s management or direction. In particular, we note the management information circular furnished to the Company’s shareholders in connection with the 2010 annual general meeting discloses that Jinchuan’s nominee on the Company’s board of directors was only represented at two of five board meetings. Moreover, Jinchuan’s nominee does not participate in any of the standing committees of the Company’s board of directors. The Company’s corporate secretary, who is also its in-house counsel, advises that formal communications between Jinchuan and the Company were in fact very much at arms-length.

We also note that for reasons of conflict of interest, Jinchuan’s nominee on the Company’s board of directors did not participate in board of director discussions regarding the negotiations leading up to the Arrangement.

Other than Jinchuan's nominee, to the best of the Company’s knowledge after inquiry, none of the Company’s directors has, or has ever had, any individual business or other similar relationship with Jinchuan. Additionally, neither has Jinchuan asked any of the Company’s directors to remain on the Company’s board of directors following the consummation of the Arrangement. In fact, it is required that all of the directors of the Company (with the possible exception of Jinchuan’s current nominee) will resign upon the completion of the Arrangement.

On the basis of the foregoing, we do not believe that the Acquiror has, or has ever had, a relationship with any of the Company’s directors that would give the Acquiror the power to direct or cause the direction of the management and policies of the Company or otherwise have the effect of giving the Acquiror “control” over the Company.

No Acquiror Control Over the Company Executive Officers

No Jinchuan employee, representative or agent has had any employment or remunerated office with the Company save for the lone nominee director.

The Acquiror has never designated or otherwise appointed any of the Company’s executive officers and the Acquiror does not have, and has never had, the power or authority (whether through the ownership of equity securities, by contract or otherwise) to designate or otherwise appoint any of the Company’s executive officers. Indeed, all of the Company’s current executive officers are associated with Hunter Dickinson Inc. (“Hunter Dickinson”), a private mining company based in Vancouver.

No senior employee of the Company will be retained by Jinchuan after completion of the acquisition. It is possible that some local staff in China may be retained, but this is not certain and is not, in any event, material.

February 18, 2011

To the best of the Company’s knowledge after inquiry, none of the Company’s executive officers has, or has ever had, any individual business or other similar relationship with Jinchuan.

On the basis of the foregoing, we do not believe that the Acquiror has, or has ever had, a relationship with any of the Company’s executive officers that would give the Acquiror the power to direct or cause the direction of the management and policies of the Company or otherwise have the effect of giving the Acquiror “control” over the Company.

No Acquiror Control Over the Company by Virtue of Equity Ownership in the Company

The 18,000,000 Common Shares held by Jinchuan currently constitute approximately 10.9% of the issued and outstanding Common Shares of the Company. However, Zijin owns 21,121,495 Common Shares, representing approximately 12.7% of the issued and outstanding Common Shares of the Company. Zijin also has a nominee on the Company’s board of directors, and had previously submitted an expression of interest to acquire the Company that was ultimately determined by the Company not to be capable of completion due to lack of support from the Chinese regulatory authorities. Another Hunter Dickinson company, Taseko Mines Limited, owns a further 2.9% of the Company’s issued and outstanding Common Shares. As mentioned earlier, all of the current executive officers of the Company are associated with Hunter Dickinson.

On the basis of the foregoing, we do not believe that the Acquiror has, or has ever had, the power to direct or cause the direction of the management and policies of the Company or otherwise “control” the Company by virtue of owning or controlling the Company equity securities.

No Acquiror Control Over the Company by Virtue of the 2007 Framework Agreement

We appreciate that the determination of “affiliate” status for purposes of Rule 13e-3, and whether a person is in “control” of an issuer within the meaning of Rule 13e-3, depends on all of the facts and circumstances and may not be limited to control obtained through membership on or the ability to influence an issuer’s board of directors, participation as or the ability to influence an issuer’s senior executives or the ownership of an issuer’s equity securities. The fundamental issue of “affiliate” status for purposes of Rule 13e-3 is one of control, and the ability to exercise control or influence, given all of the relevant facts and circumstances. In that regard, we note the Staff’s inquiries regarding the 2007 Framework Agreement.

The Company’s only substantive asset is the Xietongmen Project. Due to the location and nature of the Xietongmen Project, the Company originally sought out Jinchuan as a partner to advance the Xietongmen Project since Jinchuan is a leading Chinese corporation engaged in engineering, manufacturing, construction, mining, processing and smelting of nickel, copper and other metals.

Pursuant to the 2007 Framework Agreement, Jinchuan also agreed to provide other support to the Xietongmen Project, including assistance in (1) arranging up to 60% of the required capital financing for the development of a mine in the form of debt; (2) contributing 30% of required capital financing (net of any equity subscriptions) for the Xietongmen Project in the form of debt and/or equity; and (3) providing other support to the Project, including assistance with design engineering, training, maintenance and other technical aspects, as well as sales of mineral products. Jinchuan and the Company have entered into a life-of-mine concentrate off-take arrangement in connection with a future mine at Xietongmen.

February 18, 2011

Since the 2007 Framework Agreement was entered into, the Company has continued to operate the Xietongmen Project on its own. To date, no mining permit has been received in respect of the Xietongmen Project and it remains a mineral exploration project. As a result, other than the initial equity investment by Jinchuan, the offtake agreement and the appointment of Jinchuan’s nominee to the Company’s board of directors, the key aspects of the 2007 Framework Agreement from Continental’s perspective remain unimplemented.

We note in particular that the 2007 Framework Agreement was largely focused on the Xietongmen Project, and the assistance and support to be provided by Jinchuan were all focused at the project level, and not at the Company level. Further, the use of proceeds from Jinchuan’s equity investment in the Company was also intended to be used to advance the Xietongmen Project. At the Company level, Jinchuan had no influence other than its lone seat on the Company's board of directors.

Under the offtake, Jinchuan holds a right to purchase minerals from the Xietongmen Project in the event a mine is built there. However the off-take agreement requires payment of market prices and hence is not a source of extra influence on the Company. The Company retains complete discretion as to the timing and manner of mine construction and/or mine operations. The off-take agreement provides in effect that if the Company has metal to sell, Jinchuan may purchase it.

On the basis of the foregoing, we do not believe that the Acquiror has, or has ever had, the power to direct or cause the direction of the management and policies of the Company or otherwise “control” the Company by virtue of the 2007 Framework Agreement.

General Principles of Rule 13e-3

As a general matter, we respectfully submit that the Arrangement is not the type of transaction that Rule 13e-3 is intended to regulate. As described in the Interpretive Release, Rule 13e-3 was adopted as a means to protect unaffiliated security holders, particularly small investors, in the context of a going private transaction and to protect against any adverse effects such transactions may have upon the confidence of investors generally. The need for such protection arose, in part, out of the fact that “[t]he nature of and methods historically utilized in effecting going private transactions present an opportunity for overreaching of unaffiliated security holders by an issuer or its affiliates. This is due, in part, to the lack of arm’s-length bargaining and the inability of unaffiliated security holders to influence corporate decisions to enter into such transactions.”

As described in the Management Information Circular under section entitled “Background to the Arrangement,” substantive negotiations regarding the Arrangement were held among Jinchuan, the Company, and its advisors, with oversight by the Company’s special committee (a committee of the Company’s board of directors comprised of 3 independent directors), which also received advice from independent financial and legal advisors. These negotiations were conducted on an arm’s length basis. The special committee also received a fairness opinion from a major Canadian securities dealer BMO Nesbitt Burns, and the Arrangement is also subject to the approval of the Supreme Court of British Columbia. In order for the Arrangement to be completed, securityholders of the Company will also have to approve the Arrangement at a securityholder meeting ("Meeting") by (a) at least two-thirds of the votes cast at the Meeting by holders of Common Shares and options, voting together as a single class, (b) at least two-thirds of the votes cast at the Meeting by holders of preferred shares, voting as a single class, and (c) a simple majority of the votes cast at the Meeting by holders of Common Shares (excluding the 18,000,000 Common Shares held by Jinchuan, JinQing and their related parties). Securityholders of the Company will also have the right to appear and make submissions at the court hearing to approve the Arrangement. In addition, holders of Common Shares will also be able to exercise their statutory dissent and appraisal rights under the Business Corporations Act (British Columbia).

February 18, 2011

Based on the foregoing facts, we recap our submission to Staff that we believe that Rule 13e-3 does not apply to the Arrangement because the Acquiror is not an “affiliate” of the Company within the meaning of Rule 13e-3(a)(1). The Acquiror is not an “affiliate” of the Company because the Acquiror does not now, nor did it ever have, have directly or indirectly the power to direct or cause the direction of management and policies of the Company or otherwise “control” the Company, either as a result of equity ownership of the Company, by having control through the board of directors or executive officers of the Company, or as a result of the partially completed 2007 Framework Agreement.

We would greatly appreciate receiving your response as soon as reasonably practicable. Please do not hesitate to contact Kimberley Anderson at (206) 903-8803 or James Chen at (604) 631-3307 with any questions regarding our response to your comment.

This submission has the support of Continental which has confirmed to us the veracity of the representations of fact made herein.

Sincerely,

/s/ Kimberley R. Anderson

Kimberley R. Anderson
Dorsey & Whitney LLP

cc:	Jinchuan Group Ltd. Blake, Cassels & Graydon LLP Continental Minerals Corporation McMillan LLP